Joseph Stone Capital, LLC

585 Stewart Avenue, Suite L-60C

Garden City, New York 11501

1 (866) 866-1433

July 2, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Heather Clark

Hugh West

Eranga Dias

Evan Ewing

Re:	MaxsMaking Inc.
Registration Statement on Form F-1
Initially filed on November 14, 2024, as amended
File No. 333-283211

Ladies and Gentlemen:

Confirming a telephone conversation with Mr. Eranga Dias of the Staff, on behalf of Joseph Stone Capital, LLC (the “Underwriter”), and with reference to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) the Underwriter hereby withdraws its acceleration request, dated July 2, 2025 in which the Underwriter requested acceleration of the effectiveness of the Registration Statement at 5:00p.m., Eastern time, on July 2, 2025, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Damian Maggio
	Name:	Damian Maggio
	Title:	Chief Executive Office

cc:	Ellenoff Grossman & Schole LLP